U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1.   Name and Address of Reporting Person*

     International Business Machines Corporation
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   (Last)                            (First)              (Middle)

     New Orchard Road
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                                    (Street)

     Armonk, New York 10504
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   (City)                            (State)                (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

     04/19/01
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

     13-0871985
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4.   Issuer Name and Ticker or Trading Symbol

     Mainspring, Inc. (NASDAQ: MSPR)
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5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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

Common Stock, par value                                          D (see explanatory
$0.01 per share                            10,153,084             note (1) below)
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

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print of Type Responses)

                                                                          (Over)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                      3. Title and Amount of Securities                    ship
                                                         Underlying Derivative Security                    Form of
                        2. Date Exercisable              (Instr. 4)                                        Derivative
                           and Expiration Date        ---------------------------------    4. Conver-      Security:
                           (Month/Day/Year)                               Amount              sion or      Direct      6. Nature of
                        ----------------------                            or                  Exercise     (D) or         Indirect
                        Date           Expira-                            Number              Price of     Indirect       Beneficial
1. Title of Derivative  Exer-          tion                               of                  Derivative   (I)            Ownership
   Security (Instr. 4)  cisable        Date           Title               Shares              Security     (Instr. 5)     (Instr. 5)
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
                        See            See             Common Stock
Option (right to        explanatory    explanatory     par value                           $4.00
purchase)               note (2) below note (3) below  $0.01 per share    10,153,084       per share         D
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
Explanation of Responses:

(1) International Business Machines Corporation ("IBM"), a New York corporation, is party to a stockholders agreement dated as of April 19, 2001 with certain stockholders of Mainspring, Inc. (the "Stockholders Agreement"). Pursuant to the Stockholders Agreement, IBM has shared voting power with respect to, as well as a certain pecuniary interest in, the 10,153,084 shares of common stock, par value $0.01 per share, of Mainspring, Inc. that are subject to the Stockholders Agreement (collectively, the "Shares"). As a result, IBM may be deemed to beneficially own the Shares. Neither the filing of this Form 3 nor any of its contents shall be deemed to constitute an admission by IBM that it is the beneficial owner of any of the common stock of Mainspring, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed. IBM also disclaims any interest in any shares of common stock of Mainspring, Inc. held by any of its affiliated employee benefit plans, including pension funds and medical and dental funds, and by certain affiliated entities which may hold such shares for charitable purposes.

(2) Each stockholder party to the Stockholders' Agreement has granted IBM an option to purchase any or all of the Shares owned by such stockholder, at any time or from time to time after a Takeover Proposal (as such term is defined in the Agreement and Plan of Merger dated as of April 19, 2001, among IBM, Waterfall Acquisition Corp., a Delaware Corporation and wholly owned subsidiary of IBM, and Mainspring, Inc. (the "Merger Agreement")) has been made, for a purchase price equal to $4.00 per share in cash.

(3) The Stockholders Agreement terminates upon (i) such date and time as the merger contemplated by the Merger Agreement shall become effective, (ii) the date of termination of the Merger Agreement if the Merger Agreement is terminated by IBM or (iii) with respect to the option granted thereunder and described in this Table II and the general provisions of the Stockholders Agreement, 45 days after the termination of the Merger Agreement if the Merger Agreement is otherwise terminated.


/s/ David L. Johnson                                        April 30, 2001
---------------------------------------------           -----------------------
Name:  David L. Johnson                                 Date
Title: Vice President, Corporate Development

      **Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                            (Print of Type Responses)

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